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                             December 8, 2022

       Kalyan Pathuri
       President
       Futuris Co
       22 Baltimore Road
       Rockville, MD 20850

                                                        Re: Futuris Co
                                                            Offering Statement
on Form 1-A
                                                            Filed November 29,
2022
                                                            File No. 024-12082

       Dear Kalyan Pathuri:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Eric Newlan